Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

Via Edgar

October 11, 2022

Christine Torney

Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strong Global Entertainment, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed September 27, 2022 File No. 333-264165

Dear Ms. Torney and Mr. Vaughn:

On behalf of our client, Strong Global Entertainment, Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 5 to Registration Statement on Form S-1 filed on September 27, 2022 (the “Registration Statement”) contained in the Staff’s letter dated October 7, 2022 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 6. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 6.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

October 11, 2022 Page 2

Notes to Combined Financial Statements

7. Film and Television Programming Rights, page F-36

1.	We acknowledge your response to comment 1. If true, please revise your disclosures to clarify that no consideration was paid in exchange for the Company’s 49% equity interest in Safehaven 2022. Additionally, revise to clarify, if true, that the receivable due from Safehaven to Strong Global is contractually stipulated as reimbursement for the contribution of the film and television rights and costs incurred by the Company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its Note 7 Film and Television Programming Rights, Net to the Interim Combined Financial Statements for the period ended June 30, 2022, in the Amendment No. 6 to include the following:

The Company allocated $1.0 million of the $1.7 million acquisition price to the Safehaven project and incurred an additional $0.1 million of development costs during the six months ended June 30, 2022. The Company transferred the $1.1 million in intellectual property representing the rights and assets related to the Safehaven project and Safehaven 2022 agreed to reimburse Strong Studios $1.1 million for those costs following payment of any senior secured debt and prior to any profit participations or equity distributions. The $1.1 million payable to Strong Studios represents an obligation of Safehaven 2022 to Strong Studios and is not contingent on any specific event. Accordingly, the Company has classified the amount due from Safehaven 2022 as a receivable within other current assets on its Combined Balance Sheet as of June 30, 2022.

2.

According to your disclosure there are various agreements related to the Safehaven project’s acquisition and contribution to Safehaven 2022, the creation of Safehaven 2022, Inc. to manage the production and financing of the Safehaven television series, the receivable to Strong Studios for the value of the rights given to Safehaven, the distribution agreement with Screen Media Ventures, LLC given to Safehaven, etc. Please tell us how you determined the extent to which certain of the various governing agreements should be filed as exhibits to the registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has previously filed the Assignment and Attachment Agreement with Landmark as the exhibit 10.14. The Company determined that none of the other agreements related to the Safehaven project and Safehaven 2022, including the Purchase Agreement with Landmark, the Safehaven distribution agreement with SMV, the Strong Studios and Unbounded stock purchase agreements, and the various profit participation agreements (the “Agreements”) constitute a material contract under Item 601(b)(10) of Regulation S-K. Pursuant to Item 601(b)(10)(ii), a contract needs not be filed if it is entered into in the ordinary course of a registrant’s business and does not fall within any of the exceptions set forth therein.

The Company respectfully submits that all of the Agreements are of the type that ordinarily accompany the kind of business conducted by the Company and that subclauses (ii)(A), (C) and (D) are not applicable because the Agreements do not involve any insider counter-parties, the sale of property, plant or equipment or material lease of property.

October 11, 2022 Page 3

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless must be filed as exhibits under that Item if the agreement is one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” we note that the Commission has confirmed a narrow scope of the term “substantially dependent” as used in Item 601 (b)(10) by the illustrative examples included in the Item, which identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. Clearly, the Agreements do not fall under clause (2) above as they do not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent.

Clause (1) refers to a continuing contract under which the registrant either sells “the major part” of its products or services or purchases the major part of its goods, services or raw materials. Clause (1) above narrows the scope of contracts which fall within Item 601(b)(10)(ii)(B) by the use of the descriptive phrase “the major part” when referring to the products or services. The reference to “the major part”, not the more expansive language of “a” major part, establishes a significantly higher threshold for the term “substantially dependent.” The plain language of this provision thus would require that the Agreements call for the supply by the Company of “the major part” of its products and services to the Safehaven project or Safehaven 2022, which they do not.

Further, in making this determination, the Company considered the materiality of each of the Agreements, the nature of the terms and conditions of the Agreements, and whether a termination of any of the Agreements would cause substantial harm to the Company’s business, financial conditions or results of operations over the longer term. Given the breadth of potential partnership and distribution options on the market, the Company is not dependent to a material extent on any of these Agreements, and the termination of the Agreements is not expected to cause substantial harm to the Company. The Agreements were entered into in the ordinary course of the Company’s business, and the Company continues to explore opportunities to acquire rights to feature films and television series, and collaboration or distribution agreements and further expand its global network of strategic partners with additional collaboration and distribution agreements.

For the foregoing reasons, the Company does not believe that its business is substantially dependent on the Agreements.

October 11, 2022 Page 4

Although the Company has concluded the Agreements need not be filed, the major components of the Agreements have been included within Note 7 Film and Television Programming Rights, Net to the Interim Combined Financial Statements for the period ended June 30, 2022, in the Amendment No. 6.

Please do not hesitate to contact Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq. Loeb & Loeb LLP Janeane Ferrari, Esq. Loeb & Loeb LLP Mark D. Roberson Strong Global Entertainment, Inc. Todd R. Major Strong Global Entertainment, Inc.